Exhibit 1

Westpac GROUP

ASX Release

Level 18, 275 Kent Street
Sydney, NSW, 2000

20 October 2020

Westpac and Afterpay announce partnership

Westpac Group has today announced Afterpay as the first partner on its new digital banking platform.

The new digital bank-as-a-service platform uses cloud-native technology from 10x Future Technologies and allows Westpac to work with leading companies to offer convenient and innovative banking services to Australians.

Westpac CEO, Peter King, said: "Fintech innovation is changing banking in important ways and our new digital banking platform is part of our long-term strategy to support this trend and better respond to changing customer needs.

"The platform allows us to combine our banking experience with the innovation of our partners to support new customer experiences.

"We look forward to working with Afterpay to deliver new products and services," Mr King said.

The partnership will allow Afterpay to provide Westpac transaction and savings accounts and other cashflow management tools to its 3.3 million customers in Australia in Q2 2021.

Afterpay CEO, Anthony Eisen, said: "We believe Australians deserve greater support and insight to help manage their money. Together with the power of our retail platform, the latest banking technology from 10x, and the support of Westpac, we will begin by offering cashflow management in a simple way.

"Afterpay is in a unique position to extend and deepen the relationship with our customers and help them to manage their money more seamlessly through savings and budgeting tools. For Afterpay, this is clearly just the beginning as we explore this opportunity globally," he said.

Westpac's General Manager, Corporate and Business Development, Macgregor Duncan, said: "We have built the platform to allow us to collaborate closely with our partners, and we are excited to work with Afterpay to pioneer services relevant to, and reflective of, its customer base and unique business model."

In November 2019, Westpac announced an investment in the digital banking platform as part of its full year results.

WESTPAC BANKING CORPORATION ABN 33 007 457 141

For further information:David Lording Andrew Bowden Group Head of Media Relations Head of Investor Relations 0419 683 411 0438 284 863This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.